                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                               -------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                           CliniChem Development Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                               BioChem Pharma Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                              Class A Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   186-906-102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Charles-A. Tessier, Esq.
                Vice President, Legal Affairs and General Counsel
                          275 Armand Frappier Boulevard
                          Laval, Quebec, Canada H7V 4A7
                                 (450) 978-7768

                                 With a copy to:

                               Lance C. Balk, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 446-4800
--------------------------------------------------------------------------------
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

--------------------------------------------------------------------------------
         This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.  [ ]  A tender offer.

         d.  [x]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

--------------------------------------------------------------------------------


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction                               Amount of
       Valuation(1)(3)                          Filing Fee(2)(3)
       US $25,985,430                              US $5,197
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the filing fee. The transaction valuation is based upon the aggregate exercise price of the stock purchase option granted to BioChem under CliniChem's amended Articles of Incorporation of Cdn $50,000,000 or Cdn $18.43 per share for all issued and outstanding shares of Class A Common Stock of CliniChem Development Inc. As of October 26, 2000, BioChem beneficially owned 559,674 Class A common shares. The transaction valuation indicated above was calculated by multiplying (a) the per-share exercise price of Cdn $18.43 by (b) 2,153,586 which represents the number of Class A common shares not owned by BioChem.

(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the exercise price to be paid by BioChem Pharma Inc. pursuant to the stock purchase option granted to BioChem under CliniChem's amended Articles of Incorporation.

(3) The exchange rate of US $.6547 used to calculate the Transaction Valuation and the Amount of the Filing Fee, was based on the noon buying rate on October 27, 2000 for cable transfers in Canadian dollars for one United Sates dollar as certified for customs purposes by the Federal Reserve Bank of New York.

         Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

Amount Previously Paid: ____________________     Filing Party __________________

Form or Registration No. ___________________     Date Filed: ___________________

INTRODUCTION

This Schedule 13E-3 Transaction Statement relates to the intended exercise by BioChem Pharma Inc., a Canadian corporation, of the option granted to it under the amended Articles of Incorporation of CliniChem Development Inc., a Canadian corporation, to purchase all of the issued and outstanding Class A common shares of CliniChem. The option granted to BioChem under CliniChem's amended Articles of Incorporation is referred to in this Transaction Statement as the purchase option. Notwithstanding the filing of this Transaction Statement, BioChem disclaims application of Rule 13e-3 of the Securities Exchange Act of 1934 to the transaction described herein.

In this Transaction Statement, references to "U.S. dollars" or "US $" are to United States currency, and references to "Canadian dollars" or "Cdn $" are to Canadian Currency. UNLESS OTHERWISE NOTED, ALL REFERENCES TO FINANCIAL TRANSACTIONS IN THIS TRANSACTION STATEMENT ARE TO CANADIAN DOLLARS.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under the caption "Summary of Terms" in the notice to shareholders of CliniChem attached hereto as Exhibit 99(a)(1) is hereby incorporated by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) CliniChem is the issuer of the class of equity that is the subject of this filing. The address of CliniChem's principal executive office is 275 Armand Frappier Boulevard, Laval, Quebec, Canada H7V 4A7. The telephone number of CliniChem's principal executive office is
         (450) 681-1744.

(b) The exact title of the class of equity security that is the subject of this filing is Class A common shares of CliniChem. As of October 26, 2000, there were 2,713,260 Class A common shares issued and outstanding.

(c) CliniChem's Class A common shares are traded on the Nasdaq National Market under the symbol "CCHE" and are traded in Canada on The Toronto Stock Exchange under the symbol "BCC.A". The following table sets forth, for the periods indicated, the range of high and low closing sales prices of the CliniChem Class A common shares on the Montreal Exchange (CliniChem's principal non-United States exchange until December 3, 1999), The Toronto Stock Exchange and the Nasdaq National Market.

                          The Montreal Exchange(1)      The Toronto Stock Exchange     Nasdaq National Market
                          ---------------------         --------------------------     ----------------------
                                   Cdn $                          Cdn $                         US $
     Quarter Ending       High             Low           High                Low       High              Low
     --------------       ----             ---           ----                ---       ----              ---
        12/31/98           8.35             6.60          8.35                6.50      5.50              4.13
        03/31/99          11.00             7.05         11.00                7.00      6.91              4.50
        06/30/99          10.65             9.50         10.75                9.50      7.50              6.38
        09/30/99          11.50             9.40         11.50                9.50      8.13              6.38
        12/31/99          15.00            11.00         14.50               11.05      9.88              7.25
        03/31/00           --               --           17.00               12.50     11.88              8.75
        06/30/00           --               --           17.75               16.05     11.88             11.38
        09/30/00           --               --           18.00               15.75     12.00             10.00

    (1) The CliniChem Class A common shares ceased trading on the Montreal Exchange on December 3, 1999.

(d) To the best of BioChem's knowledge after making a reasonable inquiry, CliniChem has paid no dividends on its Class A common shares during the past two years.

(e)      Not applicable.

(f) Between January 28, 2000 and July 28, 2000, BioChem purchased a total of 559,674 Class A common shares in both open market and privately negotiated transactions. These shares represent approximately 20.6% of the issued and outstanding Class A common shares.

         Between January 28, 2000 and June 30, 2000, BioChem purchased a total of 163,400 Class A common shares in open market transactions. The following table shows the high and low prices, as well as the average price, paid by BioChem for Class A common shares during each fiscal quarter between January 28, 2000 and June 30, 2000.


                               The Toronto Stock Exchange         Nasdaq National Market
                               --------------------------         ----------------------
                                         Cdn $                             US $
           Quarter Ending      High      Low      Average      High        Low       Average
           --------------      ----      ---      -------      ----        ---       -------
              03/31/00         16.75    16.00      16.67      11.625     11.625      11.625
              06/30/00         17.25    16.50      16.86      11.75      11.625      11.64

         In addition, in a private transaction dated July 28, 2000, BioChem purchased 396,274 Class A common shares from Glaxo Wellcome Inc. See
         Item 5(a)(6) of this Transaction Statement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a) This filing is being made by BioChem Pharma Inc. BioChem's principal business address is 275 Armand Frappier Boulevard, Laval, Quebec, Canada H7V 4A7, and its business telephone number is (450) 978-7771. As the sole holder of CliniChem's issued and outstanding Class B common shares, BioChem has the right to appoint one member of CliniChem's board of directors. BioChem also beneficially owns approximately 20.6% of the issued and outstanding Class A common shares.

(b) BioChem is an international biopharmaceutical company organized under the laws of Canada whose principal business is the research, development, manufacturing and marketing of innovative products for the prevention, detection and treatment of human diseases.

         During the past five years, BioChem has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)      BUSINESS AND BACKGROUND OF BIOCHEM'S DIRECTORS AND EXECUTIVE OFFICERS

         Frederick J. Andrew
         Chief Financial Officer
         275 Armand Frappier Boulevard
         Laval, Quebec, Canada H7V 4A7

         Frederick J. Andrew joined BioChem in 1997 as Chief Financial Officer. Prior to joining BioChem, he was Vice-President and Treasurer of BCE Inc., located at 1000 de la Gauchetiere, Montreal, Quebec, Canada, from 1991 to 1997, Corporate Treasurer of Bell Canada from 1984 to 1991 and occupied various positions within the BCE Inc. group of companies from 1964 to 1984. Mr. Andrew received a B.A. in economics from York University in 1964. Mr. Andrew is a citizen of Canada.

         Francesco Bellini
         Chief Executive Officer and Chairman of the Board
         275 Armand Frappier Boulevard
         Laval, Quebec, Canada H7V 4A7

         Francesco Bellini, O.C., Ph.D., a co-founder of BioChem, joined BioChem as President and Chief Executive Officer in September 1986. From 1984 to September 1986, Dr. Bellini was the Director of the Biochemicals Division at the Institut Armand-Frappier and, from 1968 to 1984, he was a research scientist with Ayerst Laboratories. Dr. Bellini is a director of Molson Inc. and Industrial Alliance Life Insurance Co. Dr. Bellini received a B.Sc. in chemistry from Loyola College in Montreal in 1972 and a Ph.D. in organic chemistry from the University of New Brunswick in 1977. Dr. Bellini is a citizen of Canada.

         Gervais Dionne
         Chief Scientific Officer and Director
         275 Armand Frappier Boulevard
         Laval, Quebec, Canada H7V 4A7

         Gervais Dionne, Ph.D., a co-founder of BioChem, joined BioChem as Vice-President of Research and Development in 1986 and was recently appointed Chief Scientific Officer. From 1985 to 1986, he was the Chemical Products Director at the Institut Armand-Frappier, and from 1984 to 1985, he was a Group Leader Research Scientist with Bio-Mega Inc. From 1976 until 1984, Dr. Dionne was a research scientist with Ayerst Laboratories. Dr. Dionne received a B.Sc. in chemistry from the Universite de Montreal in 1971 and a Ph.D. in organic chemistry from Laval University in 1976. Dr. Dionne is a citizen of Canada.

         Jean-Louis Fontaine
         Director (BioChem)
         Bombardier Inc.
         800 Rene-Levesque Boulevard West
         29th Floor
         Montreal, Quebec, Canada H3B 1Y8

         Jean-Louis Fontaine has been a director of BioChem since 1986 and was the Chairman of BioChem's Board of Directors until May 20, 2000. Mr. Fontaine serves as the Vice-Chairman of Corporate Affairs of Bombardier Inc. He was a Vice-President with Bombardier Inc. from June 1977 until August 1988. Bombardier Inc. is engaged in the design, development, manufacturing and marketing of transportation equipment, civil and military aerospace products and motorized consumer products. Mr. Fontaine is a director of AXA Insurance Inc. and Heroux Inc. Mr. Fontaine received a B.Sc. in mechanical engineering from the Universite de Sherbrooke in 1963, and an M.B.A. from the University of Western Ontario in 1977. Mr. Fontaine is a citizen of Canada.

         Jean-Francois Formela
         Director (BioChem)
         General Partner of Atlas Venture Fund III, L.P.
         222 Berkeley Street
         Boston, Massachusetts 02116

         Jean-Francois Formela, M.D., has been a director of BioChem since 1997. He has been the General Partner of Atlas Venture Fund III, L.P. since 1993 and was previously the Senior Director, Medical Marketing and Scientific Affairs for Schering-Plough U.S., which he joined in 1989. Mr. Formela graduated in 1984 as a medical doctor from the Ecole de medecine de l'Universite de Paris and received an M.B.A. in 1989 from the Columbia Business School. Mr. Formela is a citizen of the United States.

         James A. Grant
         Director (BioChem)
         Stikeman Elliott
         1155 Rene-Levesque Boulevard West
         Suite 4000
         Montreal, Quebec, Canada H3B 3V2

         The Honorable James A. Grant, P.C., Q.C., has been a director of BioChem since 1986. He is a partner with the law firm of Stikeman Elliott and has been with that firm since 1962. He is a director of United Dominion Industries Ltd., CAE Industries Ltd., and a Canadian bank. Mr. Grant received a B.A. in arts in 1958 and a B.C.L. in law in 1961, both from McGill University. Mr. Grant is a citizen of Canada.

         Roderick L. Henry
         Director (BioChem)
         Henrod Investments Inc.
         297 Lakeside, P.O. Box 148
         Knowlton, Quebec, Canada J0E 1V0

         Roderick L. Henry has been a director of BioChem since 1991. He is a director and Chairman of Atlas Copco Canada Inc., a wholesaler of equipment and machinery located at 745 Montreal-

         Toronto Boulevard, Dorval, Quebec, and is also the President of Henrod Investments Inc., 297 Lakeside, P.O. Box 148, Knowlton, Quebec, Canada JOE 1V0 an investment company. Until 1997 Mr. Henry was the Chairman and Chief Executive Officer of Wire Rope Industries, a manufacturer of wire rope located at 1800 McGill College Avenue, Suite 2400, Montreal, Quebec, Canada, H3A 3J6. He also serves as a director of CAE Industries Ltd., Atlas Copco Canada Ltd., Westroc Industries Ltd. and Brome Lake Ducks Ltd. Mr. Henry is a citizen of Canada.

         Jacques R. Lapointe
         President and Chief Operating Officer and Director
         275 Armand Frappier Boulevard
         Laval, Quebec, Canada H7V 4A7

         Jacques R. Lapointe joined BioChem on May 4, 1998 as President and Chief Operating Officer. Prior to joining BioChem, he was with Glaxo Wellcome Inc., since 1986 as President and Chief Executive Officer of Glaxo Canada Inc., then from 1994 as Managing Director and Chairman of Glaxo Wellcome UK Ltd., then for Glaxo Wellcome p1c as Regional Director with responsibilities for Australia, New Zealand and South Africa until October 1996, when he took over as Business Development and Information Systems Director with responsibilities for Global Commercial Development, OTC and Information Systems worldwide. Glaxo Wellcome is located at Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex, UB6 0NN, United Kingdom. Mr. Lapointe has a B. Commerce and an M.B.A. (Finance) from Concordia University. Mr. Lapointe is a citizen of Canada.

         Francois Legault
         Executive Vice-President of Corporate Development and Investments 275 Armand Frappier Boulevard
         Laval, Quebec, Canada H7V 4A7

         Francois Legault joined BioChem in 1987 as Vice-President, Finance and Treasurer, then became the Executive Vice-President, Finance, Administration and Treasurer until September 1997, when he was named Executive Vice-President, Investments and Subsidiaries. In 1998 he was appointed Executive Vice-President Corporate Development and Investments. Prior to joining BioChem, he was Finance Director of Societe Quebecoise des Transports from 1984 to 1987, and was a chartered accountant with Coopers & Lybrand from 1978 to 1984. He received a B.A.A. in business and accounting from Ecole des Hautes Etudes Commerciales in Montreal in 1978 and was admitted as a Chartered Accountant to the Ordre des Comptables Agrees du Quebec in 1980. Mr. Legault is a citizen of Canada.

         Guy Lord
         Senior Vice-President of Corporate Affairs and Secretary
         275 Armand Frappier Boulevard
         Laval, Quebec, Canada H7V 4A7

         Guy Lord was a director of BioChem from 1989 to 1999. In March 1999 he was appointed Senior Vice-President, Corporate Affairs and Secretary of BioChem. Until this appointment, he was a partner with the law firm of Desjardins Ducharme Stein Monast, located at 600 de la Gauchetiere Street West, Suite 2400, Montreal, Quebec, Canada H3B 4L8, since 1993 and was with the law firm of Clark Lord Rochefort Fortier from 1989 to 1993. Prior to that, Mr. Lord was a partner and National Director of Research in

         Taxation with the accounting firm of Samson Belair/Deloitte & Touche from 1986 to 1989. Mr. Lord received a B.A. in 1959 and a law degree in 1962 from the Universite de Montreal, and a D. Phil, from Oxford University in 1969. He is a member of the Barreau du Quebec and the Canadian Bar Association. Mr. Lord is a citizen of Canada.

         Michel Perron
         Director (BioChem)
         Somiper Inc.
         2080 Rene-Levesque Boulevard West
         Montreal, Quebec, Canada  H3H 1R6

         Michel Perron has been a director of BioChem since 1993. He is Chairman and Chief Executive Officer of Somiper Inc., an investment company. Mr. Perron was Chairman and Chief Executive Officer of Uniforet Inc., a lumber business, and was also President and Chief Executive Officer of Normick Perron Inc., a lumber business, until 1990. Mr. Perron is a director of Natcan Trust and The National Bank of Canada. Mr. Perron received a degree in Commerce from St-Jerome College, Kitchener, Ontario. Mr. Perron is a citizen of Canada.

         J. Robert S. Prichard
         Director (BioChem)
         Plavelle House - Room 208
         78 Queen's Park Crescent
         Toronto, Ontario, Canada M5S 2C5

         J. Robert S. Prichard, O.C., has been a director of BioChem since July 1999. He is Professor of Law and President Emeritus at the University of Toronto. Professor Prichard was appointed President of the University of Toronto in 1990 after having served as dean of the Faculty of Law of that university from 1984 to 1990. He has been associated with the University of Toronto in various academic capacities since 1979. Mr. Prichard received a Bachelor's degree in Law from the University of Toronto and a Master's from the Yale Law School. He also holds an M.B.A. from the University of Chicago Graduate School of Business. Mr. Prichard is a director of numerous public and private organizations. Mr. Prichard is a citizen of Canada.

         Guy Savard
         Director (BioChem)
         Merrill Lynch Canada Inc.
         1250 Rene-Levesque Boulevard West
         Suite 3100
         Montreal, Quebec, Canada H3B 4W8

         Guy Savard, C.M., has been a director of BioChem since 1995. Mr. Savard is Vice-Chairman, Chairman Quebec Operations and Director of Merrill Lynch Canada Inc. since 1998. In February 1995, he was appointed Vice-Chairman, President Quebec Operations, and Director of Midland Walwyn Capital Inc., which is located at 1250 Rene-Levesque Boulevard West, Suite 3100, Montreal, Quebec, Canada H3B 4W8. From 1990 to January 1995, he was President, Chief Operating Officer and Director of Caisse de depot et placement du Quebec. Mr. Savard is also a director of Industrial-Alliance Life Insurance Company, Reno-Depot Inc. and Ritvik Toys Inc. Mr. Savard is a Fellow of l'Ordre des Comptables Agrees du Quebec. He graduated from Universite Laval with a Bachelor of Commerce and a Master's degree in Commercial Sciences and Accounting Sciences. He perfected his management training at Harvard University in Boston. Mr. Savard is a citizen of Canada.

         Charles-A. Tessier
         Vice-President of Legal Affairs and General Counsel
         275 Armand Frappier Boulevard
         Laval, Quebec, Canada H7V 4A7

         Charles-A. Tessier is Vice-President Legal Affairs and General Counsel of BioChem. He joined BioChem as Vice-President, Legal Affairs and Corporate Secretary in 1996. Prior to joining BioChem, he practiced commercial law in his own law firm from 1980 to 1988, and from 1988 until 1996, he was Vice-President, Secretary and General Counsel of DMR Group Inc., a multinational company in information technology located at 1000 Sherbrooke Street West, Suite 1600, Montreal, Quebec, Canada H3A 3RZ. Mr. Tessier received a B.A. in Administration in 1976 and a law degree in 1979 from the University of Ottawa. He is a member of the Barreau du Quebec and the Canadian Bar Association. Mr. Tessier is a citizen of Canada.

         Gerard Veilleux
         Director (BioChem)
         Power Communications Inc.
         751 Square Victoria
         Montreal, Quebec, Canada H2Y 2J3

         Gerard Veilleux, O.C., has been a director of BioChem since July 1999. He has been President of Power Communications Inc. and Vice-President of Power Corporation of Canada, a diversified management and holding company, since June 1994. He served as President and Chief Executive Officer of the Canadian Broadcasting Corporation from 1989 to 1993. From 1986 to 1989, he was Secretary of the Treasury Board, an agency of the Federal Government of Canada, and from 1982 to 1986 he served as Secretary to the Cabinet for Federal-Provincial Relations and Deputy clerk of the Privy Council. From 1963 to 1982, Mr. Veilleux worked in various capacities in the public service of the Federal Government of Canada. Mr. Veilleux has a Master's degree in Public Administration from Carleton University in Ottawa and a Bachelor of Commerce from Laval University. Mr. Veilleux is director of several public and private companies as well as a member of the Board of Governors of McGill University. Mr. Veilleux is a citizen of Canada.

         During the past five years, none of BioChem's Directors or Executive Officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violations of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) As of October 26, 2000, BioChem holds 559,674 CliniChem Class A common shares.

         On January 10, 2000, BioChem disclosed in a press release that it intended to exercise the purchase option provided by CliniChem's amended Articles of Incorporation. The purchase option gives BioChem, as the sole holder of CliniChem's issued and outstanding Class B common shares, the right to acquire all, but not less than all, of the issued and outstanding Class A common shares. BioChem has exercised the option to purchase the Class A common shares on or about December 15, 2000 and to pay the aggregate exercise price of Cdn $50 million in cash. The exercise price was calculated according to a predetermined formula set out in CliniChem's amended Articles of Incorporation, which are incorporated by reference in this Transaction Statement. As a result of BioChem's exercise of the purchase option, each Class A common share will be exchanged for Cdn $18.43 in cash. BioChem may extend the date on which it completes the purchase of the issued and outstanding Class A common shares pursuant to the purchase option by delivering a notice to CliniChem of its decision to do so, if in its judgment an extension is necessary:

         (1) to obtain any governmental or third party consent to purchase the Class A common shares;

         (2) to permit the expiration prior to the date BioChem completes its purchase of the issued and outstanding Class A common shares, of any statutory or regulatory waiting period; or

         (3)      to fulfill any other applicable requirements.

         On or about November 23, 2000, CliniChem will mail or deliver to each registered shareholder notice of BioChem's intention to acquire the Class A common shares on or about December 15, 2000. A copy of the form of notice that will be distributed to holders of Class A common shares is included as Exhibit 99(a)(1) to this Transaction Statement. BioChem will deposit the funds with General Trust of Canada, as payment agent, on or prior to the date of BioChem's purchase. BioChem will irrevocably instruct General Trust of Canada to distribute the purchase option exercise price pro rata to each person or entity who was a holder of Class A common shares at the close of business on the date of BioChem's purchase. In accordance with the terms of CliniChem's amended Articles of Incorporation, the holders of Class A common stock do not need to take any steps to approve BioChem's exercise of the purchase option. Transfer of title to all the issued and outstanding Class A common shares will be deemed to occur automatically on the date of BioChem's purchase, and thereafter CliniChem will treat BioChem as the sole holder of Class A common shares and the exercise price will be paid to holders of Class A common shares on the date of BioChem's purchase in accordance with their respective interests.

(c) The terms of the transaction reported on this Transaction Statement will be the same for all holders of Class A common shares, provided, however, that registered shareholders who hold physical share certificates must submit their certificates to General Trust of Canada in order to receive the pro rata exercise price. Holders of Class A common shares who hold their shares in a brokerage account will have the relevant account automatically credited by the broker.

(d) No appraisal rights are afforded under either applicable law or BioChem's notice to holders of Class A common shares of its intention to exercise the purchase option, and neither BioChem nor CliniChem will afford such rights. BioChem is not aware of any rights available to objecting holders of Class A common shares under applicable law.

(e) BioChem is unaware, after making reasonable inquiry of CliniChem, of any grant of access to unaffiliated security holders to the corporate files of either CliniChem or BioChem or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either CliniChem or BioChem.

(f)      Not Applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The nature and approximate dollar amount of all the transactions between BioChem and CliniChem that have occurred during the past two years are as follows:

                  In June 1998, BioChem entered into a series of agreements with CliniChem. These agreements are described below in (1) - (5) and in section (b) of this Item 5.

                  (1) On June 8, 1998, BioChem made a Cdn $150 million cash contribution to CliniChem's capital. The shares issued by CliniChem that were held by BioChem were exchanged for Class A and Class B common shares of CliniChem. On June 26, 1998, each holder of record of BioChem common shares received one Class A common share for each 40 common shares of BioChem held on June 22, 1998. The fair value of the Class A common shares distributed to BioChem's shareholders was approximately Cdn $24 million.

                  (2) Under the terms of a technology license agreement, BioChem and its affiliates granted to CliniChem an exclusive perpetual license to use BioChem and affiliate technology to conduct certain research programs and related activities, and to manufacture and commercialize products worldwide. CliniChem pays a fee to BioChem and its affiliates in exchange for the exclusive perpetual technology license. The technology license fee is payable monthly at a rate of Cdn $352,000 per month over a period of 48 months. From June 10, 1998 to October 26, 2000, CliniChem paid or incurred an aggregate amount of Cdn $10,102,000 to BioChem and its affiliates pursuant to the technology license contract.

                  (3) Under the terms of a research and development agreement, BioChem conducts various research activities on behalf of CliniChem. CliniChem is required under the terms of the research and development agreement to use available funds, as defined in the contract, to repay BioChem for its research and development expenses. From June 10, 1998 to October 26, 2000, CliniChem paid or incurred an aggregate amount of Cdn $131,645,000 to BioChem pursuant to the research and development agreement.

                  (4) Under the terms of a product option agreement, CliniChem granted BioChem and certain of its affiliates an option to acquire all rights to certain or all products developed by

                  CliniChem. This option is exercisable on a country-by-country basis for each product developed by CliniChem. From June 10, 1998 to October 26, 2000, BioChem paid or incurred an aggregate amount of Cdn $19,000 to CliniChem pursuant to the product option agreement.

                  (5) Under the terms of a services agreement, BioChem agreed to provide CliniChem with administrative services, including accounting, legal and other services for an annual fee of $400,000. From June 10, 1998 to October 26, 2000, CliniChem paid or incurred an aggregate amount of Cdn $1,133,000 to BioChem pursuant to the services agreement.

                  (6) On July 28, 2000, BioChem purchased 396,274 Class A common shares from Glaxo Wellcome Inc., pursuant to a privately negotiated share purchase agreement dated July 27, 2000 between BioChem and Glaxo. At the time BioChem purchased these Class A common shares from Glaxo, Glaxo, by virtue of the number of Class A common shares it beneficially owned before the sale to BioChem, may have been an affiliate of CliniChem. The aggregate price that BioChem paid Glaxo for the shares was US $3,816,119, or US $9.63 per share.

(b)      See Item 5(a)(4) above.

(c)      See Item 5(a)(6) above.

(e) In January 1998, BioChem incorporated CliniChem under the Canada Business Corporations Act to conduct research and development of potential human therapeutic products, primarily for the treatment of cancer and HIV infection, and vaccine products, for the prevention of certain bacterial infectious diseases.

         CliniChem's amended Articles of Incorporation grant BioChem, as the holder of all of the issued and outstanding Class B common shares, the right to acquire all, but not less than all, of the issued and outstanding Class A common shares and the right to appoint one of CliniChem's Directors.

         The purchase option is exercisable by written notice given at any time from and after June 26, 1998 and ending on the earlier of (i) March 31, 2003 or (ii) the 90th day after the date CliniChem provides BioChem (as the holder of the majority of the outstanding Class B common shares) with quarterly financial statements of CliniChem showing cash or cash equivalents of less than Cdn $5.0 million, although BioChem may, at its election, extend such period by providing additional funding, including through loans, for the continued conduct of any or all of CliniChem's research (but in no event beyond March 31, 2003).

         The amount payable upon the exercise of the purchase option, which is referred to in this Transaction Statement as the purchase option exercise price, is the greatest of:

                  (a)      25 times the aggregate of:

                           (1) all worldwide payments made by and all worldwide payments due to be made by BioChem and certain of its affiliates with respect to all products for which the product option (as such term is defined in CliniChem's amended Articles of Incorporation) was exercised, for the four calendar quarters immediately preceding the quarter in which the purchase option is exercised; and

                           (2) all payments that would have been made and all payments due to be made by BioChem and certain of its affiliates to CliniChem during the base period (as such term is defined in CliniChem's amended Articles of Incorporation) if the option to buy out CliniChem's right to receive payments with respect to acquired products (as such term is defined in CliniChem's amended Articles of Incorporation) had not previously been exercised for any acquired product on a country-by-country or global basis pursuant to the product option agreement (as such term is defined in CliniChem's amended Articles of Incorporation) with respect to any product;

                           less any amounts previously paid to exercise any payment buy-out option for any CliniChem product (as such term is defined in CliniChem's amended Articles of Incorporation).

                  (b) the fair market value of 420,000 BioChem common shares as of the date BioChem elects to purchase the issued and outstanding Class A common shares pursuant to the purchase option;

                  (c) Cdn $175 million plus any additional funds contributed to CliniChem by BioChem less the aggregate amount of all technology fee payments, research and development costs and services agreement payments paid or incurred by CliniChem as of the date BioChem elects to purchase the issued and outstanding Class A common shares pursuant to the purchase option; and

                  (d)      Cdn $50 million.

         Not later than 20 business days following the date BioChem elects to purchase the issued and outstanding Class A common shares pursuant to the purchase option, CliniChem shall deliver to BioChem a balance sheet prepared by CliniChem and dated as of the date BioChem elects to purchase the issued and outstanding Class A common shares pursuant to the purchase option, together with (i) a statement and brief description of all the liabilities of CliniChem as of such date not reflected on such balance sheet; (ii) a statement of the amount of available funds remaining as of such date; and (iii) a statement of the total amounts paid by and due from CliniChem pursuant to the research and development agreement through date BioChem elects to purchase the issued and outstanding Class A common shares pursuant to the purchase option.

         Following receipt of the balance sheet referred to in the preceding paragraph and any investigation required by BioChem, but prior to the closing date for BioChem's purchase of the issued and outstanding Class A common shares pursuant to the purchase option, which date is referred to in this Transaction Statement as the closing date, BioChem shall determine the final purchase option exercise price and shall notify CliniChem of such determination.

         The final purchase option exercise price is an amount equal to the purchase option exercise price minus the amount by which the liabilities of CliniChem existing at the purchase option exercise price (other than liabilities under the research and development agreement, the service agreement and the technology license agreement and any debt owed to BioChem (which agreements are identified in CliniChem's amended Articles of Incorporation)) exceed the aggregate of CliniChem's then existing cash, cash equivalents and short term and long term investments (but excluding the amount of available funds under the research and development agreement remaining at such time).

         On the next business day following receipt by CliniChem of the determination of the final purchase option exercise price, CliniChem shall mail or deliver to each registered shareholder notice of the intention of BioChem to acquire the issued and outstanding Class A common shares on the closing date.

         This notice shall set out the final purchase option exercise price, the closing date and instructions as to the surrender to the certificates representing the issued and outstanding Class A common shares and with respect to the collection of the final purchase option exercise price by the holders of issued and outstanding Class A common shares.

         On or before the closing date, BioChem shall deposit, in trust for the benefit of the holders of issued and outstanding Class A common shares, the full amount of the final purchase option exercise price.

         BioChem shall provide irrevocable instructions to the payment agent to pay, on or after the closing date, the final purchase option exercise price to registered holders of issued and outstanding Class A common shares on presentation and surrender of the certificates representing the issued and outstanding Class A common shares.

         Transfer of title of all the issued and outstanding Class A common shares will be deemed to occur automatically on the closing date and thereafter CliniChem will treat BioChem as the sole holder of the issued and outstanding Class A common shares.

         At the time of the exercise of the purchase option, BioChem must elect to pay the purchase option exercise price in cash, common shares of BioChem or a combination of cash and common shares of BioChem.

         On January 10, 2000, BioChem disclosed in a press release that it intended to exercise the purchase option when CliniChem's funding ran out, which BioChem estimated was likely to occur before the end of calendar year 2000. BioChem has elected to purchase the shares on December 15, 2000 and to pay the exercise price for the purchase option, which was calculated according to a predetermined formula contained in CliniChem's amended Articles of Incorporation, in cash.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Following BioChem's purchase of all of the outstanding Class A common shares, CliniChem will be amalgamated with BioChem. See Item 7 for a discussion of BioChem's reasons for engaging in the transaction described in this Transaction Statement.

(c) As noted in Item 6(b) above, following BioChem's purchase of all of the outstanding Class A common shares, CliniChem will be amalgamated with BioChem. BioChem anticipates de-listing CliniChem from the Nasdaq National Market and The Toronto Stock Exchange, filing a Form 15 with the Securities and Exchange Commission to suspend CliniChem's reporting requirements under the Securities Exchange Act of 1934, and taking the required steps to revoke its status as a reporting issuer in Canada. BioChem also intends to replace CliniChem's board of directors with BioChem employees.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The purpose of this transaction is to regain control over research and development activities conducted by and on behalf of CliniChem and to avoid the administrative costs relating to the operation of CliniChem. BioChem believes that it is in the best interests of BioChem and its stockholders to exercise the purchase option at this time.

(b) Because BioChem is exercising a previously granted right, no alternatives to the exercise of the purchase option were considered.

(c) The transaction is structured pursuant to the terms of the previously granted purchase option as set forth in CliniChem's amended Articles of Incorporation. BioChem is undertaking the transaction at this time because CliniChem's funding is expected to run out before the end of calendar year 2000, and BioChem does not wish to provide additional operating funds to CliniChem. Therefore, for the reasons described in
         Item 7(a) above, BioChem has determined that the exercise of the purchase option at this time was in the best interests of BioChem and its shareholders.

(d) Because CliniChem will be amalgamated with BioChem, BioChem will directly own all of the assets of CliniChem upon completion of the amalgamation. See Item 6(c) of this Transaction Statement.

                               TAX CONSIDERATIONS

         THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF CLINICHEM CLASS A COMMON SHARES. HOLDERS ARE ADVISED AND EXPECTED TO CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE REGARDING THE INCOME TAX CONSEQUENCES TO THEM OF DISPOSING OF THEIR CLINICHEM CLASS A COMMON SHARES TO BIOCHEM IN EXCHANGE FOR CASH, HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY OTHER CONSEQUENCES TO THEM OF SUCH TRANSACTION UNDER CANADIAN FEDERAL, PROVINCIAL, LOCAL AND FOREIGN TAX LAWS.

         UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the material United States federal income tax considerations to a United States holder arising from the purchase by BioChem of the CliniChem Class A common shares. A United States holder is a beneficial owner of CliniChem Class A common shares that is:

                  -   an individual citizen or resident of the United States;

                  - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

                  - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         This summary deals only with a United States holder that holds CliniChem Class A common shares as a capital asset and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

                  -   dealers or traders in securities or currencies;

                  - financial institutions or other United States holders that treat income in respect of CliniChem Class A common shares as financial services income;

                  -   insurance companies;

                  -   regulated investment companies;

                  -   tax-exempt entities;

                  - United States holders that acquired CliniChem Class A common shares upon the exercise of an employee stock option or otherwise in connection with the performance of services;

                  - United States holders that hold CliniChem Class A common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

                  - United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of the voting stock of CliniChem;

                  - United States holders that have a principal place of business or "tax home" outside the United States; or

                  - United States holders whose "functional currency" is not the United States dollar.

         This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this Transaction Statement; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. This summary has no binding effect or official status of any kind; we cannot assure you that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service (the "Service"). We will not seek a ruling from the Service with respect to any aspect of the tax considerations described below.

         Because United States tax consequences may differ from one holder to the next, this summary does not purport to deal with all of the federal income tax considerations that might be relevant to you in light of your personal investment circumstances or status. In addition, this summary does not address the application of other United States taxes, such as the federal estate tax or alternative minimum tax, or state or local tax laws. Accordingly, you are advised to consult your own tax advisor in determining the specific tax consequences to you of BioChem's purchase of your CliniChem Class A common shares, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or other tax laws. The statements of United States tax law set out below are based on the laws and interpretations in force as of the date of this Transaction Statement, and are subject to any changes occurring after that date.

         Sale of CliniChem Class A Common Shares

         The receipt of cash in exchange for CliniChem Class A common shares will be treated as a taxable transaction for United States federal income tax purposes. Accordingly, subject to the discussion below of the passive foreign investment company rules, you will recognize a gain or loss in an amount equal to the difference between the amount of cash that you receive, translated from Canadian dollars to United States dollars by reference to the spot currency exchange rate on the closing date, and the adjusted tax basis in your hands of the CliniChem Class A common shares surrendered in exchange therefor. Subject to the discussion below of the passive foreign investment company rules, the gain or loss that you recognize will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the CliniChem Class A common shares for more than one year. You will recognize separate foreign currency gain or loss only to the extent that gain or loss arises on the actual disposition of Canadian dollars received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

         If you received CliniChem Class A common shares in the June 1998 distribution by BioChem of such shares, then your initial tax basis in the CliniChem Class A common shares was equal to the fair market value of those shares on the date of the distribution (US$6.00 or Cdn$8.82). In other cases, your initial tax basis in CliniChem Class A common shares generally will be equal to the cost to you of those shares. Under the passive foreign investment company rules discussed below, if you acquired CliniChem Class A common shares from a decedent, then, in some circumstances, your initial tax basis in those shares will be equal to the lower of their fair market value and the basis of those shares in the hands of the decedent.

         Gain realized by a United States holder on the purchase of CliniChem Class A common shares by BioChem generally will be treated as United States source gain, and loss realized by a United States holder on the purchase generally will be treated as United States source loss, for United States foreign tax credit purposes.

         Passive Foreign Investment Company Considerations

         IN GENERAL. A special and adverse set of United States tax rules applies to a United States holder that holds an interest in a passive foreign investment company. In general, a passive foreign investment company is any foreign corporation, if (1) 75 percent or more of the gross income of the corporation for the taxable year is passive income or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent. Because essentially all of the income derived by CliniChem since its formation has been interest income, which is treated as passive income for passive foreign investment company purposes, we believe that CliniChem will be treated as a passive foreign investment company for its current taxable year and has been so treated for all of its prior taxable years.

         Because CliniChem is and has been treated as a passive foreign investment company, if you are not fully subject either to the qualified electing fund rules described below or to the mark-to-market rules described below, then you will be subject to a special and adverse tax and interest-charge regime with respect to any gain that you recognize in the purchase of your CliniChem Class A common shares by BioChem. In particular, (1) you will be required to allocate that gain ratably to each day during your holding period for the CliniChem Class A common shares, (2) you will be required to include in income as ordinary income the portion of the gain that is allocated to your current taxable year and (3) you will be taxable at the highest rate of taxation applicable to ordinary income on the portion of the gain that is allocated to prior taxable years, without regard to your other items of income and loss for such prior taxable years (deferred tax). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the current taxable year (without regard to extensions), computed at the rates that apply to underpayments of tax; the interest charge generally will not be deductible by an individual taxpayer.

         Qualified Electing Fund Election. You may be able to avoid or mitigate the effect of the unfavorable tax and interest-charge regime described above if you make or have made a qualified electing fund election with respect to CliniChem. A qualified electing fund election effectively requires you to include in income currently your pro rata share of the ordinary earnings and net capital gain of CliniChem, without regard to the amount of any distributions made by CliniChem. Your tax basis in the CliniChem shares is increased by the amount that is included in your income pursuant to the qualified electing fund election.

         In general, a qualified electing fund election must be made by the due date, taking into account extensions, for the filing of your income tax return for your first taxable year to which the qualified electing fund election will apply. The effect of the qualified electing fund election is to treat CliniChem as a qualified electing fund for each of its taxable years ending with or within a taxable year of yours for which the qualified electing fund election is effective. If you have had a qualified electing fund election in effect as to CliniChem for each of CliniChem's taxable years that is included in your holding period for the CliniChem Class A common shares, then you will not be subject to the adverse tax and interest-charge regime described above, and any gain that you recognize on the purchase of your shares by BioChem will be treated as capital gain under the non-passive foreign investment company rules described above. If you make or have made a qualified electing fund election for CliniChem, but that election has not been in effect for each of CliniChem's taxable years that is included in your holding period for the CliniChem Class A common shares, then the adverse tax and interest-charge regime described above will apply, notwithstanding your qualified electing fund election, to gain that you recognize on the purchase of your shares by BioChem, unless you make or have made a so-called "purging" election to recognize gain as if you sold and reacquired your CliniChem Class A common shares as of the first day of CliniChem's first taxable year to which your qualified electing fund election applies (the deemed sale date). If you make or have made the purging election, then any gain that you recognize on the deemed sale, based on the fair market value of the CliniChem Class A common shares on the deemed sale date, will be subject to the tax and interest-charge regime, but your CliniChem Class A common shares thereafter will be fully subject to the qualified electing fund provisions. You may make the purging election in an original or amended return for the taxable year that includes the deemed sale date. You are urged to consult your own tax advisor as to the advisability and effects of making a qualified electing fund election or a purging election.

         Mark-to-Market Election. We believe that the CliniChem Class A common shares should be treated as "marketable" stock, as defined in applicable Treasury regulations, for each calendar year since the distribution. As a consequence, you may be able to avoid the unfavorable tax and interest-charge regime described above if you have elected, under Section 1296 of the Internal Revenue Code, to mark the CliniChem shares to market as of the close of each taxable year. A mark-to-market election requires you to include in income each year as ordinary income an amount equal to the increase in value of the CliniChem Class A common shares for that year, regardless of whether you actually sell the CliniChem shares. You generally are allowed a deduction for the decrease in value of the CliniChem Class A common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. The tax basis of the CliniChem Class A common shares in your hands is increased by the amount of any mark-to-market gain, and reduced by the amount of any mark-to-market deductions, included in your income. If you have made this mark-to-market election with respect to the CliniChem Class A common shares, and (1) the mark-to-market election has been in effect for all taxable years in your holding period for the CliniChem Class A common shares or (2) the taxable year of the purchase of your shares by BioChem is not the first taxable year for which your mark-to-market election is effective or (3) prior to your mark-to-market election, you had a qualified electing fund election in effect as to CliniChem for each of CliniChem's taxable years that is included in your holding period for the CliniChem Class A common shares, then any gain that your recognize on the purchase of your shares by BioChem will not be subject to the unfavorable tax and interest-charge regime described above. In such a case, any gain that you recognize on the purchase of your shares will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

         CANADIAN TAX CONSEQUENCES

         The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of CliniChem Class A common shares in respect of the sale of such Class A common shares to BioChem in exchange for cash. This summary is not applicable to holders who are "financial institutions" for the purposes of the mark-to-market rules contained in the Income Tax Act (Canada) (the "Tax Act") or to holders who are "specified financial institutions" for the purposes of the Tax Act.

         This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and counsel's understanding of the current published administrative practices of the Canada
         Customs and Revenue Agency. This summary also takes into account specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted substantially as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

         Resident Shareholders

         The following applies only to holders who, for the purposes of the Tax Act, are resident or deemed to be resident in Canada, hold their Class A common shares as capital property and deal at arm's length with BioChem and CliniChem (a "Resident Shareholder"). CliniChem Class A common shares will generally be considered to be capital property to a holder unless the holder either holds such Class A common shares in the course of carrying on a business or acquired such Class A common shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian resident holders whose CliniChem Class A common shares might not otherwise be considered capital property may be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

         A Resident Shareholder who is required to dispose of CliniChem Class A common shares to BioChem in exchange for cash will realize a capital gain (or a capital loss) to the extent that the price paid by BioChem for such Class A common shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base (for the purposes of the Tax Act) to the Resident Shareholder of such CliniChem Class A common shares. If a holder received a CliniChem Class A common share in the June 1998 distribution, the holder's initial adjusted cost base in such share was equal to the fair market value of such share at the date of distribution (Cdn $8.82 or US $6.00).

         A Resident Shareholder is required, under Proposed Amendments, to include in income one half of the amount of any resulting capital gain as a "taxable capital gain" for the taxation year in which such Resident Shareholder's CliniChem Class A common shares are purchased and paid for by BioChem and will generally be entitled to deduct one half of the amount of any resulting capital loss as an "allowable capital loss" against taxable capital gains realized in such taxation year. Any excess of allowable capital losses over taxable capital gains of the holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and under the circumstances described in the Tax Act and Proposed Amendments.

         A capital loss otherwise arising on the disposition of CliniChem Class A common shares by a Resident Shareholder may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received by a Resident Shareholder on such Class A common shares. A Resident Shareholder that is a "Canadian-controlled private corporation" (as defined for the purposes of the Tax Act) may be subject, in addition to tax otherwise payable under the Tax Act, to a refundable tax of 6 2/3% on any taxable capital gains arising on the disposition of CliniChem Class A common shares. Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

         Non-Resident Shareholders

         The following applies to holders of CliniChem Class A common shares who, at all relevant times, are neither resident, nor deemed to be resident, of Canada for the purposes of the Tax Act and any applicable tax treaty or convention, who hold their Class A common shares as capital property, who deal at arm's length with BioChem and

         CliniChem, who do not use or hold, and are not deemed to use or hold, the Class A common shares in carrying on a business in Canada and who are not non-resident insurers (a "Non-Resident Holder").

         A Non-Resident Holder of CliniChem Class A common shares that are not taxable Canadian property will not be subject to tax under the Tax Act on the disposition of such Class A common shares to BioChem. Generally, CliniChem Class A common shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange and the Nasdaq National Market) at that time and at no time during the five-year period immediately preceding the disposition of CliniChem Class A common shares did the holder, either alone or with persons with whom the holder does not deal at arm's length, own or have an interest in or an option to acquire shares in respect of 25% or more of the issued shares of any class or series of CliniChem.

         If CliniChem Class A common shares constitute or are deemed to constitute taxable Canadian property to a particular Non-Resident Holder, on the disposition thereof to BioChem, such holder will realize a capital gain (or capital loss) generally computed in the manner described above under "Resident Shareholders". Any such capital gain may be exempt from tax under the terms of an income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

         If the CliniChem Class A common shares constitute or are deemed to constitute taxable Canadian property and the disposition of such Class A common shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under "Resident Shareholders" will generally apply. NON-RESIDENT HOLDERS WHOSE CLASS A COMMON SHARES ARE TAXABLE CANADIAN PROPERTY SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) BioChem reasonably believes that the transaction is fair to all holders of Class A common shares, other than BioChem or any affiliate of BioChem. BioChem, as the holder of all the CliniChem Class B common shares, is entitled to elect one of CliniChem's directors. Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of BioChem, was elected by BioChem to CliniChem's board of directors. Therefore, Dr. Bellini abstained from all the voting by BioChem's board of directors on matters related to BioChem's exercise of its purchase option.

(b) The material factors upon which BioChem bases its belief stated in Item 8(a) above are as follows:

                  BioChem's purchase option was disclosed to the holders of Class A common shares at the time the Class A common shares were distributed to the holders of BioChem common shares as a dividend-in-kind, and the prospectus distributed at the time of the distribution described the purchase option and its mechanics. BioChem's purchase option is also set forth in CliniChem's amended Articles of Incorporation, which were publicly filed with the Securities and Exchange

                  Commission before the distribution of the CliniChem Class A common shares. Pursuant to CliniChem's amended Articles of Incorporation, the share certificates for the Class A common shares were legended to provide notice of the purchase option to holders of Class A common shares. Furthermore, each Annual Report on Form 20-F filed by CliniChem since the distribution has also advised holders of the Class A common shares of the purchase option. As a result, every holder of Class A common shares received substantial notice of the terms of the purchase option prior to making any investment decision with respect to the Class A common shares, and subsequently.

                  BioChem's planned exercise of the purchase option will be consistent with the terms set forth in CliniChem's amended Articles of Incorporation. As required by CliniChem's amended Articles of Incorporation, the notice that BioChem will send to the holders of the Class A common shares upon the exercise of the purchase option will provide all of the relevant information relating to its exercise of the purchase option.

                  The holders of Class A common shares have no choice under the terms of the Purchase Option as to whether to accept or reject BioChem's acquisition, because the terms specifically provide for the automatic transfer of title of the Class A common shares to BioChem on the closing date without any action on the part of the holder of Class A common shares.

                  In accordance with the terms of the purchase option, all holders of Class A common shares excluding BioChem, regardless whether they are affiliates of CliniChem or BioChem, will receive the same consideration from BioChem per Class A common share.

                  BioChem reasonably believes that the transaction described in this Transaction Statement is fair to all holders of Class A common stock, other than BioChem of affiliates of BioChem. The possibility of the exercise of the purchase option was contemplated and disclosed at the time that the Class A common share were distributed as a dividend in kind to holders of BioChem common shares and the purchase option is an integral part of the terms of the Class A common stock. In making its determination of fairness to holders of Class A,BioChem common shares, other than BioChem or affiliates of BioChem, BioChem did not give consideration to any of the following factors: the current market price of the Class A common shares, the historical market prices of the Class A common shares, the net book value of CliniChem, the going concern value of CliniChem, the liquidation value of CliniChem, the purchases prices paid by BioChem with respect to the previous purchases of CliniChem Class A common stock that are described in Section Item 2(f) of the this Transaction Statement or any report, opinion or appraisal or firm offers of which CliniChem or BioChem is aware made by a person or entity which is not an affiliate of CliniChem or BioChem, during the past two years for (a) the merger or consolidation of CliniChem with or into another company, or vice versa, (b) the sale or other transfer or all or any substantial part of the assets of CliniChem, or (c) a purchase of CliniChem's securities that would enable the resulting holder to exercise control of CliniChem.

(c) CliniChem's amended Articles of Incorporation do not require any approval of holders of the Class A common shares for the exercise of the purchase option.

(d) After making reasonable inquiry, BioChem believes that no directors of CliniChem have retained an unaffiliated representative to act solely on behalf of any security holders of CliniChem as no action is required by either CliniChem's directors or CliniChem's security holders to effect the purchase option.

(e)      Not applicable.

(f)      Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Neither BioChem, nor to the best of BioChem's knowledge after reasonable inquiry of Clinichem, CliniChem or its affiliates, has received any report, opinion or appraisal from an outside party that is materially related to the transaction described in this Transaction Statement.

(b)      Not applicable.

(c)      Not applicable.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) BioChem intends to pay the exercise price for the purchase option in cash from its working capital.

(b)      None.

(c) BioChem's estimated expenses for the exercise of the purchase option include:


                Filing fees                                         US $5,197
                Printer fees                                       US $35,000
                Accounting fees                                     US $5,000
                Legal fees                                        US $100,000

         CliniChem will not be responsible for any of the fees incurred by BioChem in connection with the exercise of the purchase option.

(d)      Not applicable.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) As of October 26, 2000, BioChem beneficially owned 559,674 Class A common shares.

         As of October 26, 2000, to BioChem's knowledge after reasonable inquiry, no shares of Class A common shares are beneficially owned by BioChem's officers and directors except as set forth below.


                                                                   Percentage of Class A
                                                                       Common Shares
                                          Total Share Ownership         Outstanding
                                          ---------------------         -----------
              Frederick J. Andrew                  17,458                        *
              Francesco Bellini                   133,090                       5%
              Gervais Dionne                       21,944                        *
              Jean-Louis Fontaine                   6,844                        *
              James A. Grant                           50                        *
              Roderick L. Henry                       100                        *
              Francois Legault                      2,082                        *
              Guy Lord                              4,000                        *
              Michel Perron                         1,550                        *

              * = less than 1%


(b)      None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)      Not applicable.

(e)      Not applicable.


ITEM 13. FINANCIAL STATEMENTS.

(a) CliniChem's financial information is incorporated herein by reference from CliniChem's Annual Report on Form 20-F for the year ended December 31, 1999 (Commission File No. 000-24345). CliniChem had no material fixed charges for its two most recent fiscal years. Book value per share of CliniChem Class A common shares was Cdn $21.55 per share at December 31, 1999.

(b)      Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)      Not applicable.

(b)      Not applicable.


ITEM 15. ADDITIONAL INFORMATION.

(a) BioChem does not believe that any additional information is necessary to make the required disclosures in this Transaction Statement, in light of the circumstances under which they are made, not materially misleading.


ITEM 16. EXHIBITS.

99(a)(1) Form of notice of BioChem Pharma Inc. of its Exercise of Option to Purchase All Class A Common Shares of CliniChem Development Inc.

99(d)(1) Amended Articles of Incorporation of CliniChem Development Inc., incorporated by reference to Exhibit 3.1 to Joint CliniChem Form F-1 (Registration No. 333-45871)/BioChem Form F-3 (Registration No. 333-48521)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Guy Lord
                                         Senior Vice President,
                                         Corporate Affairs and Secretary
                                         BioChem Pharma Inc.

                                         /s/ Guy Lord
                                         --------------------------------------
                                                  (Signature)



                                         Date: November 20, 2000






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